John L. Reizian
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103-1106
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John L. Reizian@LFG.com

VIA EDGAR

June 15, 2018

U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC  20549-0506

Re:        Lincoln Life Flexible Premium Variable Life Account JF-A
The Lincoln National Life Insurance Company
File No. 333-144272; 811-4160; CIK No. 000757552
SEC Accession No. 0001104659-18-035698
Request for Withdrawal of Post-Effective Amendment No. 14 Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), The Lincoln National Life Insurance Company (the "Company") and Lincoln Life Flexible Premium Variable Life Account JF-A (the "Separate Account") hereby request the withdrawal of the above-referenced post-effective amendment to the registration statement on Form N-6, filed with the Securities and Exchange Commission on May 24, 2018 (the "Amendment").

The Amendment has not yet become effective, but was to become effective on or around July 24, 2018. No securities were sold in connection with the Amendment. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

If you have any questions regarding this matter, please contact the undersigned at (860) 466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel